Exhibit 99.2

Annual General Meeting Biofrontera Aktiengesellschaft May 28, 2020, 11:00 AM Hemmelrather Weg 201, 51377 Leverkusen, Germany

Voting results:

Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	% Votes For	Votes Against	% Votes Against	Proposed Decision
2 Resolution concerning the discharge of the members of the Management Board for the 2019 financial year	33,780,070	75.32	18,986,451	56.2060	14,793,619	43.7940	approved
3a The Management and Supervisory boards propose that the AGM discharge the members of the Supervisory Board who were in office in the 2019 financial year, namely Dr. Ulrich Granzer, Mr. Jürgen Baumann, Dr. John Borer, Mr. Reinhard Eyring, Prof. Dr. Franca Ruhwedel and Mr. Kevin Weber.	34,005,778	75.82	19,208,741	56.4866	14,797,037	43.5134	approved
3b The Management and Supervisory boards of Biofrontera AG propose that the AGM should not discharge Supervisory Board member Mr. Hansjörg Plaggemars who held office in the 2019 financial year.	34,070,447	75.97	19,730,325	57.9103	14,340,122	42.0897	approved
4 Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the 2020 financial year and as auditor for a possible audit review of the condensed interim financial statements and interim management report	33,756,393	75.27	20,248,843	59.9852	13,507,550	40.0148	approved
5 Resolution on the amendment of Section 18 of the Company’s Articles of Association (Supervisory Board compensation)	33,587,477	74.89	17,739,496	52.8158	15,847,981	47.1842	approved

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Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	% Votes For	Votes Against	% Votes Against	Proposed Decision
6 Resolution on the increase of the share capital against cash capital contributions while granting an indirect subscription right	34,193,569	76.24	19,334,562	56.5444	14,859,007	43.4556	approved
7 Resolution concerning adding a new Section 7 (3a) to the Company’s Articles of Association (creation of Approved Capital I without the possibility to exclude subscription rights)	34,186,855	76.23	19,740,665	57.7434	14,446,190	42.2566	rejected
8 Cancellation of the resolution on TOP 6 of the Annual General Meeting of May 24, 2007 (creation of authorized capital in the amount of EUR 4,000,000.00 with the option to exclude shareholders’ subscription rights)	33,926,000	75.64	14,451,005	42.5957	19,474,995	57.4043	rejected
9 Dismissal of a member of the Supervisory Board and election of a new member	33,821,253	75.41	14,527,624	42.9542	19,293,629	57.0458	rejected
11 Resolution on carrying out a special audit on the circumstances of the lawsuit filed in the USA by the company against Deutsche Balaton AG and other defendants	34,004,209	75.82	14,613,293	42.9750	19,390,916	57.0250	rejected
12 Resolution on carrying out a special audit on the circumstances surrounding the withdrawal of the subscription offer for mandatory convertible bonds	34,014,218	75.84	14,675,798	43.1461	19,338,420	56.8539	rejected
13 Resolution on the authorization to issue mandatory convertible bonds and creation of conditional capital with a corresponding amendment to the Articles of Association	34,117,823	76.07	19,136,898	56.0906	14,980,925	43.9094	rejected

Contact details:

Biofrontera AG, Hemmelrather Weg 201, D-51377 Leverkusen

Anke zur Mühlen, Phone: +49 (0) 214 87632 22 www.biofrontera.com

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